[THOMSON REUTERS LETTERHEAD]

September 12, 2013

VIA EDGAR/CORRESPONDENCE

Ms. Lyn Shenk
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Thomson Reuters Corporation
Form 40-F for the Fiscal Year Ended December 31, 2012
Filed March 11, 2013
File No. 001-31349

Dear Ms. Shenk:

We have received your comment letter dated September 3, 2013 related to the above-mentioned filing of Thomson Reuters Corporation. Pursuant to a telephone discussion on September 10, 2013 with Aamira Chaudhry and Doug Jones of the Staff, I am confirming that the Staff has granted our request for an extension of the deadline to respond to the comment letter to October 2, 2013. We intend to respond to the comment letter on or before October 2, 2013.

Please feel free to contact me at (203) 539-8448 if you have any questions or require any additional information with respect to the foregoing.

Sincerely,

/s/ Linda J. Walker

Linda J. Walker
Senior Vice President & Chief Accounting Officer

cc:	Marc Gold, Senior Vice President & Associate General Counsel, Corporate & Securities
Andrew J. Beck, Torys LLP